UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number      001-31908
CATELLUS DEVELOPMENT CORPORATION

(Exact name of registrant as specified in its charter)
201 MISSION STREET, SECOND FLOOR, SAN FRANCISCO, CA 94105 (415) 974-4500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of each class of securities covered by this Form)
NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☑
     Approximate number of holders of record as of the certification or notice date:       None*
     * Catellus Development Corporation merged with and into Palmtree Acquisition Corporation, a subsidiary of ProLogis, on September 15, 2005. Palmtree Acquisition Corporation was the surviving corporation in the merger, and the separate corporate existence of Catellus Development Corporation thereupon ended.
     Pursuant to the requirements of the Securities Exchange Act of the 1934, Palmtree Acquisition Corporation (the surviving corporation in the merger of Catellus Development Corporation with and into Palmtree Acquisition Corporation) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 15, 2005	By:	/s/ Edward S. Nekritz
		Name:	Edward S. Nekritz
		Title:	Managing Director and Secretary